Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business/Financial Editors:
           Corus Entertainment Inc. - Third Quarter Report to Shareholders

           <<
                                  CORUS(TM) ENTERTAINMENT

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                                    Third Quarter 2006
                                  Report to Shareholders
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                          For the Nine Months Ended May 31, 2006
                                        (Unaudited)

           CORUS ENTERTAINMENT INC.
           Third Quarter Report to Shareholders

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           HIGHLIGHTS
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           (Unaudited)                      Three months ended     Nine months ended
           (thousands of Canadian dollars         May 31,               May 31,
            except per share data)            2006       2005       2006       2005

           Revenues                        181,562    171,890    541,291    507,790
           Segment profit
             Radio                          21,141     22,184     52,508     53,222
             Television                     41,687     34,670    130,099    110,026
             Content                           490        149      2,916      1,796
             Corporate                      (5,547)    (4,824)   (16,147)   (12,639)
             Eliminations                      (69)       172        228        335
                                          ---------  ---------  ---------  ---------
                                            57,702     52,351    169,604    152,740
                                          ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------

           Net income (loss)                23,154     19,430    (11,171)    61,452
           Earnings (loss) per share
             Basic                           $0.55      $0.45     $(0.26)     $1.44
             Diluted                         $0.54      $0.45     $(0.26)     $1.43

           Weighted average number of
            shares outstanding (in
            thousands)
             Basic                          42,283     42,901     42,629     42,751
             Diluted                        43,176     43,381     43,362     42,965

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           Significant Events in the Quarter
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               -  On March 7, 2006 Corus Radio received five Canadian Music Industry
                  Awards. Corus Radio also received four Radio Marketing Bureau
                  Crystal Awards, recognizing the best in radio creative. 102.1 the
                  Edge, Q107 Toronto, 99.3 The FOX, FM96, The New 1031 Fresh FM,
                  Corus Radio Calgary, Power 97 and Y108 Hamilton were recognized across several different categories.
               -  On March 11, 2006 Corus Entertainment's CJOB celebrated its
                  60th anniversary. Since March 11, 1946, CJOB-AM has been a vital part of Winnipeg's city landscape, delivering local news, weather and traffic and an interactive forum for discussing the issues that matter most to the community.
               -  On March 20, 2006 the CRTC held a public hearing regarding the licensing of a new FM radio broadcasting undertaking in Quebec
                  City. Corus was an applicant.
               -  On April 3, 2006 Nelvana and Nickelodeon jointly announced the production of a second season for 3-D musical preschool series The
                  Backyardigans.
               -  On April 4, 2006 Nelvana announced that Jacob Two-Two would be available on the AOL KOL service.
               -  On April 13, 2006 the Company paid a quarterly dividend, for holders of its Class A and Class B shares, of $0.0975 and $0.10 respectively.
               -  On May 8, 2006 Corus Entertainment, Scholastic, NBC Universal,
                  Classic Media/Big Idea and ION Media announced a new children's network featuring bilingual (English and Spanish) content.
               -  On May 11, 2006 Corus Entertainment and CBC/Radio-Canada announced that they had reached an agreement that will see CBC/Radio-Canada purchase Corus' 53% ownership stake in the digital television service The Documentary Channel, subject to the approval of the
                  Canadian Radio-television and Telecommunications Commission
                  (CRTC). In a separate agreement, CBC Television and Corus extended their current television affiliation agreements in Kingston and
                  Peterborough.

               -  On May 14, 2006 the Company announced that it had received 17 LEO
                  Awards. The winners included Movie Central's Terminal City with six awards, while YTV's series Being Ian and Zixx: Level II and W
                  Network's The Shopping Bags also took home awards.
               -  On May 19, 2006 Corus Custom Networks announced the launch of its
                  Digital Signage department, which features multiple TV screens with customized information and advertising that can be found in retail, banks, airports, restaurants, grocery stores and public transportation.

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           Significant Events Subsequent to the Quarter
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               -  On June 1, 2006 the Company introduced its new direct-to-family broadband video storefront TreehouseDirect.
               -  On June 2, 2006 the Company announced that effective Wednesday,
                  June 7, 2006, its ticker symbol on the Toronto Stock Exchange
                  ("TSX") would be modified as part of a broader symbol change initiative previously announced by the TSX. The ticker symbol
                  CJR.NV.B previously used on the TSX for the Company's Class B
                  Non-Voting Shares was replaced by the ticker symbol CJR.B.
               -  On June 2, 2006 as part of Corus Entertainment's integrated multiplatform strategy, Treehouse announced that it will launch its new live-action preschool series This is Emily Yeung on mobile, online and on video-on-demand (VOD) prior to its broadcast premiere.
               -  On June 5, 2006 Corus Radio Vancouver launched a reformatted
                  CHMJ-AM. The new AM730 Continuous Drive Time Traffic and the Best
                  of Talk delivers continuous traffic reports during the critical morning and afternoon drive periods. The new station also features the Vancouver White Caps and Giants and the Seattle Seahawks
                  play-by-play as well as the "best of talk," offering original programming and time-shifted CKNW signature programming.
               -  On June 13, 2006 the Company announced that Jane and the Dragon, a
                  Nelvana co-production, and Corus-supported series ReGenesis and
                  Terminal City had won 2006 Banff World Television Festival Awards.
               -  As of June 30, 2006 the Company had purchased an additional
                  257,900 Class B Non-Voting Shares for cancellation under its
                  Normal Course Issuer Bid at an average price of $36.40 per share.
               -  On July 13, 2006 Corus and Astral Media announced that they had reached an agreement to purchase the remaining 20% of TELETOON network from Cookie Jar Entertainment. The deal, subject to CRTC review, will give both Corus and Astral a 50% ownership in the network. The purchase price for Cookie Jar's 20% stake is
                  approximately $96.0 million.
           >>

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           Management's Discussion and Analysis
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           Management's Discussion and Analysis of the financial position and results of operations for the nine month period ended May 31, 2006 is prepared at June 30, 2006. The following should be read in conjunction with
Management's Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2005 Annual Report and the consolidated financial statements and notes of the current quarter. The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements. All amounts are stated in Canadian dollars unless specified otherwise.

           Cautionary statement regarding forward-looking statements

           To the extent any statements made in this report contain information that is not historical; these statements are forward-looking statements within the meaning of applicable securities laws. These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will",
"may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks;
our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to
Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arises after the date thereof or otherwise.

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           Overview of Consolidated Results
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           The third quarter was highlighted by strong revenue growth from
Television and another quarter of positive segment profit contribution from
Content, while Radio overcame an industry-wide slump in April to post solid revenue gains in May. The year-to-date results are impacted by a pre-tax
$132.0 million debt refinancing loss resulting from the purchase and cancellation of its Senior Subordinated Notes ("Notes") and the termination of the associated cross-currency agreements. These transactions resulted in an after-tax loss of $1.89 per share in the second quarter and year to date.

           Financial Results

           Revenues

           Revenues for the third quarter were $181.6 million, an increase of 6%
over $171.9 million last year. Radio and Television experienced increases of
5% and 9% respectively. For the nine-month period, revenues of $541.3 million represented a 7% increase over $507.8 million last year. Radio and Television experienced increases of 8% and 10% respectively. Content decreased by 14% for the three-month period and 17% for the nine-month period as fewer episodes were delivered. Please refer to the following section for a further discussion of segmented results.

           Direct cost of sales, general and administrative expenses

           Direct cost of sales, general and administrative expenses for the third quarter were $123.9 million, up 4% from $119.5 million in the prior year. For the nine-month period, expenses were $371.7 million, up 5% from the prior year. Expense increases in Television were a result of higher revenues, while increases in Radio were a result of the integration of the new stations in
Quebec. Expenses at Content decreased as a result of lower revenues, while
Corporate expenses increased as a result of stock-based compensation and compliance costs. Please refer to the following section for a further discussion of segmented results.

           Depreciation

           Depreciation expense for the third quarter was $5.7 million, a decrease of $1.1 million from last year, while for the nine-month period depreciation of $15.7 million represented a $2.1 million decrease from the prior year. This decrease reflects a lower capital cost base and continues a trend reflecting lower capital expenditures in recent years.

           Amortization

           Amortization expense for the third quarter was $0.8 million, down from
$1.1 million last year, while for the nine-month period amortization of
$2.3 million represented a decrease of $1.1 million from last year. The decrease is a result of certain deferred start-up and reformatting costs becoming fully amortized, as well as the write-off in the second quarter of deferred financing costs associated with the Senior Subordinated Notes. The write-off of these costs has been recorded as a component of the debt restructuring loss. The remaining deferred start-up costs of $0.6 million will be fully amortized over the next several quarters, while $6.0 million in deferred financing charges relating to the new bank debt is being amortized over the life of the facility.

           Interest on long-term debt

           Interest expense for the third quarter was $9.0 million, down from
$13.9 million last year, while for the nine-month period interest expense was
$34.6 million, representing a decrease of $6.7 million from $41.3 million last year. The Company refinanced its debt at the end of January 2006, with the result that the Notes, which paid interest at an effective rate of 9.33%, were replaced with bank debt paying interest on a floating rate plus a margin.
Interest rate swap agreements fix the interest rate at 4.13% plus a margin on
$400.0 million of the bank debt for the full term of the facility. The effective interest rate for the third quarter was 5.3% on bank debt, compared to 9.1%, primarily on the Notes, in the prior year.

           Debt restructuring loss

           In the second quarter of fiscal 2006, the Company purchased and cancelled
U.S.$373.6 million of its Notes. Concurrently, the cross-currency agreements which fixed the exchange rate on the principal and interest on the Notes were effectively terminated. In order to fund the purchase of the Notes, the
Company amended its credit facility with a syndicate of banks. These transactions resulted in the Company recording a pre-tax debt restructuring loss of $132.0 million in the second quarter. The components of this loss include mark-to-market payments on the cross-currency agreement terminations, consent and tender premiums, the non-cash write-off of deferred financing charges related to the Notes, and other fees. The after-tax impact of these transactions was approximately $1.89 per share.

           Other expense (income), net

           Other expense for the third quarter was $4.6 million, compared to income of $1.8 million in the prior year, while for the nine-month period other expense of $3.4 million represented a decrease from income of $10.8 million in the prior year. The current year includes severance-related restructuring charges of $4.1 million incurred in the Radio segment in the third quarter.
The prior year nine-month period included foreign exchange and derivative gains of $4.2 million and $4.4 million, respectively. The financial instruments which gave rise to these gains were terminated in fiscal 2005 so there is no corresponding impact in fiscal 2006.

           Income taxes

           The effective tax rate for the third quarter was 35.5% and 54.9% for the nine-month period, compared with the Company's 37.3% statutory rate. The difference between the effective and statutory rates on a year to date basis is primarily due to the tax treatment of certain elements of the debt refinancing transaction that occurred in the second quarter.

           Net income (loss)

           Net income for the third quarter was $23.2 million, compared to
$19.4 million last year, while for the nine-month period, a net loss of
$11.2 million represented a decrease of $72.6 million from the prior year.
Earnings per share for the third quarter were $0.55 basic and $0.54 diluted, compared with earnings per share of $0.45 basic and diluted last year. For the nine-month period, the loss per share was $0.26 per share basic and diluted, compared to basic and diluted earnings per share of $1.44 and $1.43 respectively. The after-tax impact of the debt refinancing transaction in the second quarter of fiscal 2006 was a loss of approximately $1.89 per share.

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           Radio
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           The Radio division comprises 51 radio stations situated primarily in nine of the ten largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada's leading radio operator in terms of revenues and audience reach.

           <<
                                    Financial Highlights

                                            Three months ended     Nine months ended
                                                  May 31,               May 31,
           (thousands of Canadian dollars)    2006       2005       2006       2005
           -------------------------------------------------------------------------
           Revenues                         71,904     68,340    202,080    187,415
           Direct cost of sales, general
            and administrative expenses     50,763     46,156    149,572    134,193
           -------------------------------------------------------------------------
           Segment profit                   21,141     22,184     52,508     53,222
           -------------------------------------------------------------------------
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           >>

           The quarter and year-to-date results of fiscal 2006 reflect the impact of acquisitions and disposals that occurred in both fiscals 2006 and 2005. A reconciliation of Radio same station results is provided on page 15.

           Revenues for the third quarter were $71.9 million, up 5% from the corresponding period last year. For the nine-month period, revenues of
$202.0 million were up 8% from a year ago. On a same station basis revenues were up 3% and 6% over the prior year for the three- and nine-month periods, respectively. Revenue growth for the quarter was experienced in Western Canada and Ontario, with Vancouver, Calgary, Winnipeg, and the Ontario regional stations contributing above market average growth in the quarter, as indicated
by the Trans-Canada Radio Advertising by Market ("TRAM") Report for the three months ended May 31, 2006. Local airtime sales for the third quarter increased over the prior year by 6%, while national airtime sales decreased by 5% in the quarter. On a same station basis, local airtime sales increased by 4% while national airtime sales decreased by 4% in the quarter. This decrease in national airtime sales was the result of a very soft market in the month of
April, in which TRAM reported a decline in radio industry revenues over the prior year. Based on the May TRAM it would appear that the market decline in the month of April was temporary. On a same station basis, Corus Radio continues to track ahead of the market growth for the fiscal year. Corus Radio believes that its assets continue to be competitively positioned to take advantage of the strong ad market.

           Direct cost of sales, general and administrative expenses for the third quarter were $50.8 million, up 10% from the corresponding period last year.
For the nine-month period, expenses of $149.6 million were up 11% over the prior year. On a same station basis expenses were up 4% and 5% over the prior year for the three- and nine-month periods respectively. This same station expense growth is attributed to increased investments in new media and programming content, principally related to professional hockey which was unavailable last year and contributed approximately $2.1 million in costs to the current year. During the third quarter Corus Radio incurred $4.1 million in expenses related to restructuring costs primarily in Western Canada. These costs are reflected in Other expense (income), net. Expenses related to the integration of the recently acquired Quebec stations are marginally higher than management's expectations and this combined with lower than anticipated revenue growth has had a negative impact on results for the quarter and year to date.

           Segment profit for the third quarter was $21.1 million, a decrease of 5%
from last year, while for the nine-month period segment profit of
$52.5 million represented a 1% decrease from the prior year. On a same station basis, segment profit increased by 3% and 8% over the prior year for the three- and nine-month periods respectively.

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           Television
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           The Television division comprises the following: specialty television networks YTV, W Network, Treehouse TV, Corus' 80% interest in Country Music
Television Limited ("CMT"), a 50.5% interest in Telelatino, a 40% interest in
TELETOON and a 20% interest in Food Network; Corus' premium television services Movie Central and Encore Avenue; interests in three digital television channels: SCREAM, Discovery Kids Canada and The Documentary
Channel; Corus Custom Networks, a cable advertising service; three local television stations; and Max Trax, a residential digital music service.

           <<
                                    Financial Highlights

                                            Three months ended     Nine months ended
                                                  May 31,               May 31,
           (thousands of Canadian dollars)    2006       2005       2006       2005
           -------------------------------------------------------------------------
           Revenues                         98,951     90,508    298,699    270,752
           Direct cost of sales, general
            and administrative expenses     57,264     55,838    168,600    160,726
           -------------------------------------------------------------------------
           Segment profit                   41,687     34,670    130,099    110,026
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           >>

           Revenues for the third quarter were $99.0 million, up 9% from the corresponding period last year. Revenues of $298.7 million for the nine-month period represented a 10% growth over prior year. Revenue growth was driven by continued advertising growth of 11% and 12% for the three- and nine-month periods, respectively, and subscriber growth of 10% and 9% for the three- and nine-month periods, respectively. The strong advertising results were driven by double-digit growth in W Network, TELETOON and Telelatino. In total, specialty advertising revenues grew 11% over the prior year's quarter.
Specialty advertising growth for the nine-month period was 13%, while total revenues from local and other television properties grew by 5% over the prior year. Subscriber revenue growth was driven by Movie Central, which finished the quarter with 822,000 subscribers, up 10% from 748,000 at August 31, 2005.
The Company attributes this increase to successful marketing campaigns surrounding high-profile HBO programming, including Rome and the sixth season of The Sopranos, which launched in March 2006. The rate of subscriber growth is expected to slow in the fourth quarter as churn rates in the summer months are traditionally higher.

           Direct cost of sales, general and administrative expenses were
$57.3 million for the third quarter, up 3% from the prior year, and $168.6 million for the nine-month period, up 5% from the prior year. The increase was primarily due to higher programming costs, as amortization of program rights increased by 7% over the prior year. These costs fluctuate in proportion to changes in subscriber levels, as a result of program supply agreements, and content requirements based on the prior year's revenues, as a result of conditions of license. These increased costs were offset by effective cost containment in other general and administrative overhead, which decreased by
2% in the current quarter due to a lease write-off in the prior year, and increased by 1% over the prior year on a year-to-date basis, due to higher marketing costs as well as bad debt expense incurred in the first quarter of this year.

           Segment profit for the third quarter was $41.7 million, up 20% from the prior year, while segment profit of $130.1 million for the nine-month period represented an 18% increase over the prior year.

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           Content
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           The Content division participates in the production and distribution of television programs and the sale and licensing of related products and rights.

           <<
                                    Financial Highlights

                                            Three months ended     Nine months ended
                                                  May 31,               May 31,
           (thousands of Canadian dollars)    2006       2005       2006       2005
           -------------------------------------------------------------------------
           Revenues                         12,594     14,599     45,356     54,368
           Direct cost of sales, general
            and administrative expenses     12,104     14,450     42,440     52,572
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           Segment profit                      490        149      2,916      1,796
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           >>

           Revenues for the third quarter were $12.6 million, a decrease of 14% from the prior year. For the nine-month period, revenues of $45.4 million represented a 17% decrease from the prior year. During the three- and nine-month periods, Content delivered 25 and 60 completed episodes respectively, compared to 28 and 99 episodes in the prior year. Production is on schedule to deliver approximately the same number of episodes as last year.
The year-to-date decrease in revenues from the prior year was due to fewer episodes being delivered in the current year, and the decline in Beyblade revenues towards the end of fiscal 2005. The Beyblade decline is not likely to reverse and merchandising revenues will not return to the levels of the past few fiscal years until new brands come on line. These decreases have been offset in the current year by library sales. Included in Content's revenues for the three- and nine-month periods are intercompany revenues of $1.5 million and $4.5 million, respectively. These revenues are eliminated upon consolidation.

           Direct cost of sales, general and administrative expenses for the third quarter were $12.1 million, down 16% from the prior year. For the nine-month period, expenses of $42.4 million represent a decrease of 19% from the prior year. The decrease reflects ongoing diligence in expense control, as well as lower film amortization and third-party participation costs that fluctuate in proportion to revenues.

           Segment profit for the third quarter was $0.5 million, compared to
$0.1 million last year. For the nine-month period segment profit was $2.9 million compared to $1.8 million in the prior year. The Content division continues to perform in line with the Company's current expectations of modest segment profit and neutral to positive free cash flow.

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           Corporate
           -------------------------------------------------------------------------

           The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

           <<
                                    Financial Highlights

                                            Three months ended     Nine months ended
                                                  May 31,               May 31,
           (thousands of Canadian dollars)    2006       2005       2006       2005
           -------------------------------------------------------------------------
           Stock-based compensation          2,764      1,946      6,551      4,588
           Other general and administrative
            costs                            2,783      2,878      9,596      8,051
           -------------------------------------------------------------------------
           General and administrative
            expenses                         5,547      4,824     16,147     12,639
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           >>

           General and administrative expenses increased to $5.5 million in the third quarter from $4.8 million in the same period last year, and for the nine-month period increased to $16.1 million from $12.6 million last year.

           Stock-based compensation includes the expenses related to the Company's
Performance Share Units and the issuance of stock options. The increase in the quarter and year-to-date expenses reflect the impact of Corus' higher average share price in fiscal 2006 compared to the same periods last year.

           The increase in other general and administrative costs of $1.5 million for the nine-month period relate primarily to increased costs of information technology and costs associated with implementing the requirements of the
Sarbanes-Oxley Act and new Canadian securities standards.

           -------------------------------------------------------------------------
           Quarterly Consolidated Financial Information
           -------------------------------------------------------------------------

           The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended May 31, 2006. In management's opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company's
Annual Report for the year ended August 31, 2005.

           <<
                                                        Net        Earnings (loss)
           (thousands of                   Segment     income        per share
            Canadian dollars)  Revenues     profit     (loss)      Basic     Diluted
           -------------------------------------------------------------------------
           2006
           3rd Qtr              181,562     57,702     23,154      $0.55      $0.54
           2nd Qtr              164,388     42,151    (65,732)     (1.54)     (1.54)
           1st Qtr              195,341     69,751     31,407       0.73       0.72
           2005
           4th Qtr              175,279     42,571      9,662      $0.23      $0.22
           3rd Qtr              171,890     52,351     19,430       0.45       0.45
           2nd Qtr              155,300     38,024     12,945       0.30       0.30
           1st Qtr              180,600     62,365     29,077       0.68       0.68
           2004
           4th Qtr              162,959     42,837     14,018      $0.33      $0.33
           >>

           Seasonal Fluctuations

           As discussed in Management's Discussion and Analysis for the year ended
August 31, 2005, Corus' operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. In particular, as the Company's broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

           Significant items causing variations in quarterly results

           <<
           -   The second quarter of fiscal 2006 was impacted by the purchase and cancellation of the Company's Senior Subordinated Notes, as well as the termination of the cross-currency agreements associated with the
               Notes. The after-tax impact of these transactions was approximately
               $80.7 million or $1.89 per share.
           >>

           -------------------------------------------------------------------------
           Risks and Uncertainties
           -------------------------------------------------------------------------

           In fiscal 2006 a number of regulatory proceedings and decisions occurred which may have an impact on Corus. These include the granting of a pay television license by the CRTC to an entity allowing it to compete with our premium television services and the start-up of satellite radio. The CRTC is also conducting radio and television policy reviews that may impact Corus'
regulated entities.

           Except as noted above, there have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2005.

           -------------------------------------------------------------------------
           Financial Position
           -------------------------------------------------------------------------

           Total assets at May 31, 2006 were $1.86 billion compared to $1.93 billion at August 31, 2005. The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2005.

           Current assets decreased by $82.8 million. Cash and cash equivalents decreased by $82.3 million. This decrease is the result of financing activities related to the purchase of the Senior Subordinated Notes and the termination of the associated cross-currency agreements as well as the purchase of the Company's shares through the Normal Course Issuer Bid. Other non-cash current working capital items did not fluctuate significantly from the year-end balances.

           Non-current assets increased by $16.9 million. Investments and other assets decreased by $8.6 million, as the Company divested itself of an interest in a privately owned Canadian media company. Property, plant and equipment decreased by $0.9 million as capital expenditures of $14.6 million were offset by depreciation of $15.7 million. The property, plant and equipment balance will continue to decline as the significant investments from fiscals 2001 and 2002 get depreciated, however capital expenditures in the third quarter of fiscal 2006 were higher than in the first two quarters as the
Company invests in consolidating its Montreal Radio facilities. Program and film rights (current and non-current) increased by $28.2 million, as accruals for acquired rights of $119.3 million were offset by amortization of
$92.0 million. Accruals for program rights are weighted to the first half of the fiscal year, as programming is acquired for the fall launch and the ensuing broadcast year. Film investments increased by $11.9 million as net film spending of $34.8 million was offset by film amortization and accruals for tax credits. This increase is primarily in projects in development and process for series that will be delivered in future periods. Deferred charges decreased by $9.3 million due to amortization and the write-off of deferred financing charges as a result of the refinancing transactions in the second quarter. This was offset by the addition of new deferred financing charges related to the new bank facility. Broadcast licenses decreased by $3.8 million and goodwill decreased by $4.1 million as a result of the sale of two radio stations in the first quarter.

           Current liabilities increased by $5.1 million. Accounts payable and accrued liabilities decreased by $1.3 million and income taxes payable increased by $6.5 million. Accounts payable and accrued liabilities related to working capital decreased by $21.5 million, due to the timing of the payment of interest, while non-working capital accruals for program rights and film investments increased by $20.1 million, as the Company grows its program rights assets.

           Non-current liabilities decreased by $23.9 million. Long-term debt increased by $181.4 million, resulting from the refinancing transaction in the second quarter. The Company paid $436.0 million to purchase its Senior
Subordinated Notes, and has drawn down $622.8 million on its new bank facility. This bank facility combined with an existing cash balance was used to finance the purchase of the Notes and terminate the associated cross-currency agreements. Deferred credits decreased by $162.0 million as a result of the termination of the cross-currency agreements associated with the
Senior Subordinated Notes. Net future tax liability (including current future tax asset) decreased by $42.0 million primarily as a result of the tax impact of the refinancing transaction in the second quarter.

           Share capital decreased by $11.9 million as a result of the repurchase and cancellation of shares with a book value of $16.3 million under the
Company's recently implemented issuer bid. This was offset by the receipt of
$4.0 million on the exercise of employee stock options, in response to a recent increase in the Company's share price. Contributed surplus increased by
$2.1 million as a result of expensing stock options for the period. Cumulative translation adjustment increased by $1.4 million due to the effect of the strengthening Canadian dollar on the translation of the net assets of self-sustaining foreign operations.

           -------------------------------------------------------------------------
           Liquidity and Capital Resources
           -------------------------------------------------------------------------

           Cash flows

           Overall, the Company's cash and cash equivalents position has decreased by $82.3 million in fiscal 2006, compared to an increase of $14.4 million in the prior year. This is due to the refinancing of the Company's debt in the second quarter. Free cash flow is historically weak in the third quarter, as the Company paid interest on its Senior Subordinated Notes. With the retirement of these Notes in the second quarter of this fiscal year, this interest is no longer paid. On a year-to-date basis however, the amount of interest paid in the current year is approximately the same as the prior year, since interest on the bank debt is now paid monthly as opposed to semi-annually.

           Cash provided by operating activities in fiscal 2006 is $66.1 million, compared to $61.1 million last year. This increase is primarily due to cash provided by a $16.9 million increase in segment profit, offset by an increased investment in non-cash working capital of $3.7 million, and higher payments for program rights of $17.4 million.

           Cash used in investing activities in fiscal 2006 is $2.2 million, compared to $10.1 million last year. The current year includes $10.6 million in proceeds from the sale of certain radio and other assets, and $8.1 million from the disposal of investments, while capital expenditures are ahead of the prior year. This trend will continue through the remainder of the year.

           Cash used in financing activities in fiscal 2006 is $146.2 million compared to $36.5 million last year. In the second quarter of fiscal 2006, the
Company purchased and cancelled its Senior Subordinated Notes, terminated the cross-currency agreement associated with the Notes, and amended its credit facility. In the third quarter of fiscal 2006, the Company continued to purchase outstanding Notes, and repaid a portion of its revolving credit facility. In the third quarter, the Company continued purchasing its own shares under an issuer bid that began in the second quarter of fiscal 2006. To the end of the third quarter, 776,800 shares had been purchased for cash consideration of $27.4 million.

           Liquidity

           As at May 31, 2006, the Company has available $170.0 million under a revolving term credit facility that matures on January 24, 2011. Interest rates on the Company's facilities fluctuate with Canadian bankers' acceptances and LIBOR.

           As at May 31, 2006, the Company had a cash balance of $55.8 million and a working capital balance of $109.0 million. Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

           Net debt and adjusted net debt

           At May 31, 2006, net debt was $570.8 million, up from $307.1 million at
August 31, 2005. Adjusted net debt at May 31, 2006 was $570.8 million, up from
$465.9 million at August 31, 2005. This increase in net debt is a result of the cash flows incurred to buy back the Senior Subordinated Notes and terminate the associated cross-currency agreements. Adjusted net debt to segment profit at May 31, 2006 was 2.7 times, up from 2.4 times at August 31,
2005. This ratio remains below management's stated guidance range of 3.0 to
3.5 times.

           Off-balance sheet arrangements and derivative financial instruments

           During the second quarter of fiscal 2006 the Company entered into
Canadian interest rate swap agreements to fix the interest rate on its outstanding bank loans. The estimate fair value of these agreements at May 31,
2006 is $8.4 million. No asset has been included in the consolidated balance sheet.

           As at August 31, 2005, the consolidated balance sheet included a liability of $158.8 million related to a cross-currency agreement. Corus terminated this agreement in the second quarter of fiscal 2006 as part of the refinancing of its debt. The fair value of the liability at the date of its termination was included in the debt refinancing loss recorded in the second quarter of fiscal 2006.

           -------------------------------------------------------------------------
           Outstanding Share Data
           -------------------------------------------------------------------------

           As at June 30, 2006, 1,723,929 Class A Voting Shares and 40,204,775 Class
B Non-Voting Shares were issued and outstanding.

           -------------------------------------------------------------------------
           Key Performance Indicators
           -------------------------------------------------------------------------

           The Company measures the success of its strategies using a number of key performance indicators. With the exception of radio same station segment results, these have been outlined in the Management's Discussion and Analysis contained in the Annual Report for the year ended August 31, 2005, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

           The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

           <<
           Free cash flow
                                            Three months ended     Nine months ended
                                                  May 31,               May 31,
           (thousands of Canadian dollars)    2006       2005       2006       2005
           -------------------------------------------------------------------------
           Cash provided by (used in):
           Operating activities             27,497     13,910     66,115     61,070
           Investing activities               (489)    (4,592)    (2,168)   (10,147)
           -------------------------------------------------------------------------
           Free cash flow                   27,008      9,318     63,947     50,923
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Net debt and adjusted net debt
                                                                  As at       As at
                                                                 May 31,  August 31,
           (thousands of Canadian dollars)                         2006        2005
           -------------------------------------------------------------------------
           Long-term debt                                       626,553     445,162
           Cash and cash equivalents                            (55,797)   (138,086)
           -------------------------------------------------------------------------
           Net debt                                             570,756     307,076
           Unrealized cumulative foreign exchange gains               -     158,838
           -------------------------------------------------------------------------
           Adjusted net debt                                    570,756     465,914
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Adjusted net debt to segment profit
                                                                  As at       As at
                                                                 May 31,  August 31,
           (thousands of Canadian dollars except ratios)           2006        2005
           -------------------------------------------------------------------------
           Adjusted net debt (numerator)                        570,756     465,914
           Segment profit(1) (denominator)                      212,175     195,311
           -------------------------------------------------------------------------
           Adjusted net debt to segment profit                      2.7         2.4
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           (1) Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the "Quarterly Consolidated Financial
               Information" of Management's Discussion and Analysis.
           >>

           Radio same station segment results

           Radio same station segment results represent the revenues and segment profit for the 43 radio stations whose results are included in the first nine months of fiscals 2006 and 2005. With the acquisition and sale of certain stations over the past several quarters, the radio same station segment results metric has been included in this Managements' Discussion and Analysis to enhance the Company's disclosure.

           <<
                                            Three months ended     Nine months ended
                                                  May 31,               May 31,
           (thousands of Canadian dollars)    2006       2005       2006       2005
           -------------------------------------------------------------------------

           Total Radio revenues             71,904     68,340    202,080    187,415
           Adjustment for stations not in
            both fiscal periods             (4,682)    (3,339)   (12,664)    (9,023)
           -------------------------------------------------------------------------
           Radio same station revenues      67,222     65,001    189,416    178,392
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Total Radio direct cost of
            sales, general and
            administrative expenses         50,763     46,156    149,572    134,193
           Adjustment for stations not in
            both fiscal periods             (5,273)    (2,251)   (15,182)    (6,633)
           -------------------------------------------------------------------------
           Radio same station direct cost
            of sales, general and
            administrative expenses         45,490     43,905    134,390    127,560
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Total Radio segment profit       21,141     22,184     52,508     53,222
           Adjustment for stations not in
            both fiscal periods                591     (1,088)     2,518     (2,390)
           -------------------------------------------------------------------------
           Radio same station segment
            profit                          21,732     21,096     55,026     50,832
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           -------------------------------------------------------------------------
           Consolidated Financial Statements
           -------------------------------------------------------------------------
                                 CORUS ENTERTAINMENT INC.
                                CONSOLIDATED BALANCE SHEETS
                                                                  As at       As at
           (unaudited)                                           May 31,  August 31,
           (in thousands of Canadian dollars)                      2006        2005
           -------------------------------------------------------------------------
           ASSETS
           Current
           Cash and cash equivalents                             55,797     138,086
           Accounts receivable                                  157,545     155,343
           Prepaid expenses and other                            11,581      10,948
           Program and film rights                               94,255      93,725
           Future tax asset                                       2,635       6,498
           -------------------------------------------------------------------------
           Total current assets                                 321,813     404,600
           -------------------------------------------------------------------------

           Tax credits receivable                                16,305      12,292
           Investments and other assets                          28,238      36,886
           Property, plant and equipment, net                    75,145      76,041
           Program and film rights                               82,419      54,715
           Film investments (note 2)                             70,345      58,417
           Deferred charges                                       6,221      15,560
           Broadcast licenses (note 3)                          510,712     514,552
           Goodwill (note 3)                                    751,238     755,301
           -------------------------------------------------------------------------
                                                              1,862,436   1,928,364
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           LIABILITIES AND SHAREHOLDERS' EQUITY
           Current
           Accounts payable and accrued liabilities             170,847     172,236
           Income taxes payable                                   9,576       3,049
           -------------------------------------------------------------------------
           Total current liabilities                            180,423     175,285
           -------------------------------------------------------------------------

           Long-term debt (note 4)                              626,553     445,162
           Deferred credits (note 5)                             33,740     195,789
           Future tax liability                                 101,924     147,744
           Other long-term liabilities                           23,120      22,895
           Non-controlling interest                              10,506      11,227
           -------------------------------------------------------------------------
           Total liabilities                                    976,266     998,102
           -------------------------------------------------------------------------

           SHAREHOLDERS' EQUITY
           Share capital (note 6)                               874,023     885,911
           Contributed surplus                                    5,611       3,558
           Retained earnings                                     17,945      50,802
           Cumulative translation adjustment (note 11)          (11,409)    (10,009)
           -------------------------------------------------------------------------
           Total shareholders' equity                           886,170     930,262
           -------------------------------------------------------------------------
                                                              1,862,436   1,928,364
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           See accompanying notes
           On behalf of the Board,
           John M. Cassaday                        Heather A. Shaw
           President and Chief Executive Officer   Executive Chair
           July 13, 2006

                                 CORUS ENTERTAINMENT INC.
                         CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                                   AND RETAINED EARNINGS
           (unaudited)
           (in thousands of                   Three months          Nine months
            Canadian dollars                  ended May 31,        ended  May 31,
            except per share amounts)       2006       2005       2006       2005
           -------------------------------------------------------------------------
           Revenues                        181,562    171,890    541,291    507,790
           Direct cost of sales, general
            and administrative expenses    123,860    119,539    371,687    355,050
           Depreciation                      5,707      6,811     15,733     17,828
           Amortization                        823      1,130      2,306      3,448
           Interest on long-term debt        9,041     13,861     34,581     41,276
           Debt refinancing loss (note 4)        -          -    131,951          -
           Other expense (income), net       4,644     (1,821)     3,393    (10,789)
           -------------------------------------------------------------------------
           Income (loss) before income
            taxes and non-controlling
            interest                        37,487     32,370    (18,360)   100,977
           Income tax expense (recovery)    13,290     12,170    (10,072)    37,061
           Non-controlling interest          1,043        770      2,883      2,464
           -------------------------------------------------------------------------
           Net income (loss) for the
            period                          23,154     19,430    (11,171)    61,452
           Retained earnings (deficit),
            beginning of period              7,002     23,840     50,802    (17,122)
           Dividends                        (4,170)         -    (10,566)    (1,060)
           Share repurchase excess
            (note 6)                        (8,041)         -    (11,120)         -
           -------------------------------------------------------------------------
           Retained earnings, end of
            period                          17,945     43,270     17,945     43,270
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Earnings (loss) per share (note 9)
             Basic                           $0.55      $0.45     $(0.26)     $1.44
             Diluted                         $0.54      $0.45     $(0.26)     $1.43
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Weighted average number of shares
            outstanding (in thousands)
              Basic                         42,283     42,901     42,629     42,751
              Diluted                       43,176     43,381     43,362     42,965
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           See accompanying notes

                                 CORUS ENTERTAINMENT INC.
                           CONSOLIDATED STATEMENTS OF CASH FLOWS
           (unaudited)                        Three months          Nine months
           (in thousands of                   ended May 31,        ended  May 31,
            Canadian dollars                2006       2005       2006       2005
           -------------------------------------------------------------------------
           OPERATING ACTIVITIES
           Net income (loss) for the
            period                          23,154     19,430    (11,171)    61,452
           Add (deduct) non-cash items:
             Depreciation                    5,707      6,811     15,733     17,828
             Amortization of program and
              film rights                   31,888     29,263     92,023     83,854
             Amortization of film
              investments                    7,864      6,705     22,014     24,528
             Other amortization                823      1,130      2,306      3,448
             Future income taxes             3,235      1,947    (40,872)    10,388
             Non-controlling interest        1,043        770      2,883      2,464
             Foreign exchange gains            (31)         -       (356)    (2,747)
             Stock-based compensation        2,764      1,946      6,551      4,588
             Unrealized derivative losses
              (gains)                            -        298          -     (3,278)
             Debt refinancing loss               -          -    131,951          -
             Other                           1,804       (287)     2,957       (245)
           Net change in non-cash working
            capital balances related to
            operations                       2,831    (14,461)   (19,984)   (16,263)
           Payment of program and film
            rights                         (40,753)   (27,237)  (103,135)   (85,788)
           Net additions to film
            investments                    (12,832)   (12,405)   (34,785)   (39,159)
           -------------------------------------------------------------------------
           Cash provided by operating
            activities                      27,497     13,910     66,115     61,070
           -------------------------------------------------------------------------

           INVESTING ACTIVITIES
           Additions to property, plant
            and equipment                   (6,685)    (4,538)   (14,648)   (10,776)
           Decrease (increase) in
            investments, net                 8,315        109      8,076       (906)
           Decrease in public benefits
            associated with acquisitions    (2,119)    (3,142)    (6,165)    (5,287)
           Proceeds from sale of assets          -      2,979     10,569      6,822
           -------------------------------------------------------------------------
           Cash used in investing
            activities                        (489)    (4,592)    (2,168)   (10,147)
           -------------------------------------------------------------------------

           FINANCING ACTIVITIES
           Increase (decrease) in bank
            loans                          (10,574)         -    622,780    (34,017)
           Notes repurchase and swap
            termination                     (1,120)         -   (727,741)         -
           Additions to deferred
            financing charges                    -          -     (6,000)      (832)
           Decrease in other long-term
            liabilities                       (131)      (185)      (483)      (629)
           Issuance of shares under stock
            option plan                      1,462         48      4,036        735
           Shares repurchased              (19,753)         -    (27,402)         -
           Dividends paid                   (4,220)         -     (6,352)    (1,060)
           Dividends paid to
            non-controlling interest        (4,674)         -     (5,304)      (937)
           Other                                 -          -        230        208
           -------------------------------------------------------------------------
           Cash used in financing
            activities                     (39,010)      (137)  (146,236)   (36,532)
           -------------------------------------------------------------------------

           Net increase (decrease)
            in cash and cash equivalents
            during period                  (12,002)     9,181    (82,289)    14,391
           Cash and cash equivalents,
            beginning of period             67,799    100,441    138,086     95,231
           -------------------------------------------------------------------------
           Cash and cash equivalents,
            end of period                   55,797    109,622     55,797    109,622
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------
           See accompanying notes
           >>

           <<
                                  Corus Entertainment Inc.
                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                        (Unaudited)
                                        May 31, 2006
                (in thousands of Canadian dollars except share information)

           1.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

               The interim consolidated financial statements include the accounts of
               Corus Entertainment Inc. and its subsidiaries ("Corus" or the
               "Company"). The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company's last fiscal year and are not fully inclusive of all matters normally disclosed in the Company's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended August 31, 2005.

               These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

               Corus' operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.
               Accordingly, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. Each of the broadcasting businesses (Radio and Television) and the Content business has unique seasonal aspects.

               For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

               For the Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as the timing of merchandising royalties received, none of which can be predicted with certainty.
               Consequently, Content's operating results may fluctuate significantly from quarter to quarter. As well, cash flows may fluctuate and are not necessarily closely related to revenue recognition.

           2.  FILM INVESTMENTS
                                                                  As at       As at
                                                                 May 31,  August 31,
                                                                   2006        2005
               ---------------------------------------------------------------------
               Projects in development and in process, net of
                advances                                         24,571      15,876
               Completed projects and distribution rights        31,507      28,796
               Investments in third-party-produced film projecs  14,267      13,745
               ---------------------------------------------------------------------
                                                                 70,345      58,417
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

           3.  BROADCAST LICENSES AND GOODWILL
               During the first quarter of fiscal 2006, the Company completed the sale of two radio stations for an aggregate purchase price of $9,115.
               There were reductions of $3,840 and $4,063 in broadcast licenses and goodwill, respectively, and an immaterial loss was recorded on these dispositions.

           4.  LONG-TERM DEBT
                                                                  As at       As at
                                                                 May 31,  August 31,
                                                                   2006        2005
               ---------------------------------------------------------------------
               Senior Subordinated Notes                            599     445,162
               Bank loans                                       625,954           -
               ---------------------------------------------------------------------
                                                                626,553     445,162
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               On March 7, 2002, Corus issued U.S.$375,000 aggregate principal amount of 8.75% Senior Subordinated Notes (the "Notes") due in 2012
               at a price of 99.186% of their aggregate principal amount. The
               Company entered into cross-currency agreements to fix the liability for interest and principal payments on the Notes. The agreements resulted in an effective interest rate of 9.33% on the Canadian dollar equivalent of the U.S. debt. The exchange rate applicable to the principal portion of the debt was fixed at Cdn.$1.6107, translating to approximately Cdn.$604,000.

               On December 15, 2005, the Company announced that it had commenced a cash tender offer and consent solicitation for its Notes. On
               January 23, 2006, the Company completed its tender offer for the
               Notes, and as a result U.S.$373,646 of the Notes were acquired by the
               Company and cancelled, leaving U.S.$1,354 outstanding. Concurrently, the cross-currency agreements were effectively terminated. As at
               May 31, 2006, U.S.$544 of the Notes remain outstanding.

               In order to fund the purchase of the Notes, the Company's credit facility with a syndicate of banks was amended and its operating loan facility was terminated. The amendment resulted in an extension of the maturity of the credit facility to January 24, 2011. The amount committed is $800,000, of which $300,000 is available on a revolving basis (the "Revolving Facility") and $500,000 on a non-revolving basis (the "Term Facility"), and is repayable at maturity. Funds are available to the Company in both Canadian and U.S. dollars and charge interest on a fluctuating basis plus a margin. Other terms of the amended credit facility are substantially similar to the prior credit facility. As at May 31, 2006, $130,000 of the Revolving Facility and
               all of the Term Facility were utilized in Canadian dollars.

               Interest rates on the balance of the bank loans fluctuate with
               Canadian bankers' acceptances and LIBOR. The Company has entered into
               Canadian interest rate swap agreements to fix the interest rate at
               4.13% plus a margin on $400,000 of the Term Facility for the full term of the facility.

               These transactions resulted in the Company recording a $131,951 debt refinancing loss in the second quarter of fiscal 2006. The components of this loss include mark-to-market payments on the cross-currency agreement termination, consent and tender premiums, the write-off of deferred financing charges, and underwriting and other fees.

           5.  DEFERRED CREDITS
                                                                  As at       As at
                                                                 May 31,  August 31,
                                                                   2006        2005
               ---------------------------------------------------------------------
               Public benefits associated with acquisitions      15,044      21,209
               Cross-currency agreements translated into
                Canadian dollars at the current rate (note 4)         -     158,838
               Unearned revenue from distribution and licensing
                of film rights                                   15,155      12,320
               Other                                              3,541       3,422
               ---------------------------------------------------------------------
                                                                 33,740     195,789
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

           6.  SHARE CAPITAL

               Authorized

               The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares ("Class A Voting Shares"), as well as an unlimited number of Class B non-voting participating shares ("Class B Non-Voting Shares"), Class A Preferred Shares, and
               Class 1 and Class 2 preferred shares.

               Issued and Outstanding

               The changes in the Class A Voting and Class B Non-Voting Shares since
               August 31, 2005 are summarized as follows:

                                  Class A                Class B
                               Voting Shares        Non-Voting Shares        Total
                          ---------------------- -----------------------
                             No.            $        No.           $           $
           -------------------------------------------------------------------------
           Balance,
            August 31,
            2005          1,724,929      26,715  41,078,119     859,196     885,911
           Issuance of
            shares under
            Stock Option
            Plan                  -           -     160,356       4,164       4,164
           Shares
            repurchased           -           -    (776,800)    (16,282)    (16,282)
           Repayment of
            executive stock
            purchase loans        -           -           -         230         230
           -------------------------------------------------------------------------
           Balance,
            May 31, 2006  1,724,929      26,715  40,461,675     847,308     874,023
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

               Stock Option Plan

               Under the Company's Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company. The maximum number of shares that can be reserved for issuance under the plan is 4,084,642.
               All options granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company's stock on the date of the grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

               During the first quarter of fiscal 2006, the Company granted 262,000 stock options with a weighted average exercise price of $32.25 per share and a term of seven and a half years. The weighted average fair value of the stock options granted in the first quarter of fiscal
               2006 was $11.16 per option.

               As at May 31, 2006, the Company has outstanding stock options for
               3,497,965 Class B Non-Voting Shares, of which 2,491,376 are exercisable.

               The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

                                                                 Fiscal      Fiscal
                                                                   2006        2005
               ---------------------------------------------------------------------
               Expected life                                    5 years     5 years
               Risk-free interest rate                            3.73%       4.31%
               Dividend yield                                     0.31%       0.21%
               Volatility                                        33.33%      35.98%
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. The Company has recorded stock-based compensation expense for the three- and nine-
               month periods of $734 and $2,181 (2005 - $567 and $1,712) and this has been credited to contributed surplus.

               For options granted to employees up to August 31, 2003, had compensation costs for the Company's Stock Option Plan been determined based on the fair value based method of accounting for stock-based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated
               below:

                                            Three months ended     Nine months ended
                                                  May 31,               May 31,
                                              2006       2005       2006       2005
               ---------------------------------------------------------------------
               Net income                   23,154     19,430    (11,171)    61,452
               Pro forma net income         22,887     19,032    (12,175)    60,180
               Pro forma basic earnings
                per share                    $0.54      $0.44     $(0.29)     $1.41
               Pro forma diluted
                earnings per share           $0.53      $0.44     $(0.29)     $1.40
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Long-term Incentive Plan

               In fiscal 2006, the Company is implementing a new long-term incentive plan for senior management based on shareholder appreciation targets.
               No expense was recorded in the first three quarters in relation to this plan.

               Normal Course Issuer Bid

               On December 15, 2005, the Company announced its intention to make a normal course issuer bid for its Class B Non-Voting Shares through the facilities of the Toronto Stock Exchange. The Company intends to purchase for cancellation a maximum of 3,000,000 Class B Non-Voting
               Shares.

               During the nine months ended May 31, 2006, the Company repurchased and cancelled 776,800 Class B Non-Voting Shares for a total cash consideration of $27,402.  This cash consideration exceeded the carrying value of the shares repurchased by $11,120, which amount was charged to retained earnings.

           7.  BUSINESS SEGMENT INFORMATION

               The Company's business activities are conducted through three reportable operating segments:

               Radio

               The Radio segment comprises 51 radio stations, situated primarily in high-growth urban centres in Canada. Revenues are derived from advertising broadcast over these stations.

               Television

               The Television segment includes interests in several specialty television networks, pay television, conventional television stations, a digital music service and cable advertising services.
               Revenues are generated from subscriber fees and advertising.

               Content

               The Content segment includes the production and distribution of television programs and the sale and licensing of related products.
               Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

               The accounting policies of the segments are the same as those described in the summary of significant accounting policies.
               Management evaluates each business segment' performance based on revenues less direct cost of sales, general and administrative expenses. Transactions between reporting segments are recorded at fair value.

               (a) Revenues and segment profit

           Three months ended May 31, 2006
                                          Tele-             Cor-    Elimi-  Consoli-
                                Radio    vision  Content   porate  nations   dated
           -------------------------------------------------------------------------
           Revenue              71,904   98,951   12,594        -   (1,887) 181,562
           Direct cost of
            sales, general
            and administrative
            expenses            50,763   57,264   12,104    5,547   (1,818) 123,860
           -------------------------------------------------------------------------
           Segment profit       21,141   41,687      490   (5,547)     (69)  57,702
           Depreciation          1,976    1,815      789    1,127        -    5,707
           Amortization              -      423        -      400        -      823
           Interest on
            long-term debt           -        -        -    9,041        -    9,041
           Other expense
            (income), net        3,646       19     (297)   1,276        -    4,644
           -------------------------------------------------------------------------
           Income (loss)
            before income
            taxes and non-
            controlling
            interest            15,519   39,430       (2) (17,391)     (69)  37,487
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Three months ended May 31, 2005
                                          Tele-             Cor-    Elimi-  Consoli-
                                Radio    vision  Content   porate  nations   dated
           -------------------------------------------------------------------------
           Revenue              68,340   90,508   14,599        -   (1,557) 171,890
           Direct cost of
            sales, general
            and administrative
            expenses            46,156   55,838   14,450    4,824   (1,729) 119,539
           -------------------------------------------------------------------------
           Segment profit       22,184   34,670      149   (4,824)     172   52,351
           Depreciation          1,664    2,266    1,916      965        -    6,811
           Amortization              -      465        -      665        -    1,130
           Interest on
            long term debt           -        -        -   13,861        -   13,861
           Other expense
            (income), net          (40)     394     (203)  (1,972)       -   (1,821)
           -------------------------------------------------------------------------
           Income (loss)
            before income
            taxes and non-
            controlling
            interest            20,560   31,545   (1,564) (18,343)     172   32,370
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Nine months ended May 31, 2006
                                          Tele-             Cor-    Elimi-  Consoli-
                                Radio    vision  Content   porate  nations   dated
           -------------------------------------------------------------------------
           Revenue             202,080  298,699   45,356        -   (4,844) 541,291
           Direct cost of
            sales, general
            and administrative
            expenses           149,572  168,600   42,440   16,147   (5,072) 371,687
           -------------------------------------------------------------------------
           Segment profit       52,508  130,099    2,916  (16,147)     228  169,604
           Depreciation          5,165    5,489    2,238    2,841        -   15,733
           Amortization              -      799        -    1,507        -    2,306
           Interest on
            long term debt           -        -        -   34,581        -   34,581
           Debt restructuring
            loss                     -        -        -  131,951        -  131,951
           Other expense
            (income), net        3,930      357     (301)    (593)       -    3,393
           -------------------------------------------------------------------------
           Income (loss)
            before income
            taxes and non-
            controlling
            interest            43,413  123,454      979 (186,434)     228  (18,360)
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

           Nine months ended May 31, 2005
                                          Tele-             Cor-    Elimi-  Consoli-
                                Radio    vision  Content   porate  nations   dated
           -------------------------------------------------------------------------
           Revenue             187,415  270,752   54,368        -   (4,745) 507,790
           Direct cost of
            sales, general
            and administrative
            expenses           134,193  160,726   52,572   12,639   (5,080) 355,050
           -------------------------------------------------------------------------
           Segment profit       53,222  110,026    1,796  (12,639)     335  152,740
           Depreciation          5,154    6,752    3,088    2,834        -   17,828
           Amortization              -    1,394        -    2,054        -    3,448
           Interest on
            long term debt           -        -        -   41,276        -   41,276
           Other expense
            (income), net          101      272      121  (11,283)       -  (10,789)
           -------------------------------------------------------------------------
           Income (loss)
            before income
            taxes and non-
            controlling
            interest            47,967  101,608   (1,413) (47,520)     335  100,977
           -------------------------------------------------------------------------
           -------------------------------------------------------------------------

               The Corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

               (b) Segment assets
                                                                  As at       As at
                                                                 May 31,  August 31,
                                                                   2006        2005
               ---------------------------------------------------------------------
               Radio                                            713,720     713,427
               Television                                       918,745     878,323
               Content                                          136,816     145,947
               Corporate                                         94,682     191,963
               Eliminations                                      (1,527)     (1,296)
               ---------------------------------------------------------------------
                                                              1,862,436   1,928,364
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Assets are located primarily within Canada.

           8.  FINANCIAL INSTRUMENTS

               Fair values

               The fair values of long-term debt and derivative financial instruments have been determined as follows:

               Long-term debt

               The carrying value of the Company's bank loans approximates their fair value because interest charges under the terms of the bank loans are based on current Canadian bankers' acceptance and LIBOR rates.

               Derivative financial instruments

               The estimated fair values of these agreements are as follows:

                                              May 31, 2006         August 31, 2005
                                          --------------------  --------------------
                                          Carrying  Estimated   Carrying  Estimated
                                            value   fair value    value   fair value
               ---------------------------------------------------------------------

               Cross-currency agreements         -          -   (158,838)  (242,005)
               Interest rate swap agreements     -      8,380          -          -
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

           9.  EARNINGS PER SHARE

               The following is a reconciliation of the numerator and denominators
               (in thousands) used for the computation of the basic and diluted earnings per share amounts:

                                            Three months ended     Nine months ended
                                                  May 31,               May 31,
                                              2006       2005       2006       2005
               ---------------------------------------------------------------------
               Net income (loss) for the
               period (numerator)           23,154     19,430    (11,171)    61,452
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               Weighted average number
                of shares outstanding
                (denominator)
               Weighted average number
                of shares outstanding -
                basic                       42,283     42,901     42,629     42,751
               Effect of dilutive
                securities                     893        480        733        214
               ---------------------------------------------------------------------
               Weighted average number
               of shares outstanding -
               diluted                      43,176     43,381     43,362     42,965
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

           10. CONSOLIDATED STATEMENTS OF CASH FLOWS

               Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

                                            Three months ended     Nine months ended
                                                  May 31,               May 31,
                                              2006       2005       2006       2005
               ---------------------------------------------------------------------
               Interest paid                 8,174     26,805     52,665     53,818
               Interest received                88        641      2,267      1,910
               Income taxes paid             1,795      9,670     25,767     29,375
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

           11. FOREIGN EXCHANGE GAINS AND LOSSES

               The Company has reflected certain gains and losses in its
               consolidated statements of income (loss) and retained earnings as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relates to operating activities while other portions are of a financing nature. Foreign exchange gains and losses are reflected in the consolidated
               financial statements as follows:

                                            Three months ended     Nine months ended
                                                  May 31,               May 31,
                                              2006       2005       2006       2005
               ---------------------------------------------------------------------
               Direct cost of sales,
                general and administrative
                expenses                      (619)       375       (723)      (650)
               Other income, net               222       (168)       302     (4,153)
               ---------------------------------------------------------------------
               Total foreign exchange loss
                (gains)                       (397)       207       (421)    (4,803)
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

               An analysis of the cumulative translation adjustment shown separately in shareholders' equity is as follows:

               ---------------------------------------------------------------------
               Balance, August 31, 2005                                     (10,009)
                Effect of exchange rate fluctuation on translation of net
                 assets of self-sustaining foreign operations                (1,400)
               ---------------------------------------------------------------------
               Balance, May 31, 2006                                        (11,409)
               ---------------------------------------------------------------------
               ---------------------------------------------------------------------

           12. SUBSEQUENT EVENT

               On July 13, 2006 Corus and Astral Media announced that they had reached an agreement to purchase the remaining 20% of TELETOON network from Cookie Jar Entertainment. The deal, subject to CRTC review, will give both Corus and Astral Media a 50% ownership in the network. The purchase price for Cookie Jar Entertainment's 20% stake is approximately $96,000.

           13. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

               Certain comparative consolidated amounts have been reclassified from those previously presented to conform to the presentation of the fiscal 2006 consolidated financial statements.
           >>

           %SEDAR: 00013131E          %CIK: 0001100868

           /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
           (CJR.B. CJR)

CO:  Corus Entertainment Inc.

CNW 10:04e 13-JUL-06